SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE

ACT OF 1934

For the month of August 2003

(Commission File No. 1-14668)

Energy Company of Paraná

(Translation of registrant’s name in English)

Rua Coronel Dulcidío, 800

80420-170 Curitiba, Paraná

Federative Republic of Brazil

(5541) 322-3535

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES FIRST HALF 2003 RESULTS

Curitiba, Brazil, August 19, 2003 – Companhia Paranaense de Energia – COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPL3, CPL6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the first half of 2003. All figures included in this report are in Reais (R$) and were prepared in accordance with Brazilian GAAP (Corporate Law).

Contacts in Brazil Ricardo Portugal Alves 011-5541-331-4311 ricardo.portugal@copel.com Solange Maueler 011-5541-331-4359 solange@copel.com	Contacts in New York Lauren Puffer 646-284-9426 lpuffer@hfgcg.com Isabel Vieira 646-284-9432 ivieira@hfgcg.com

–    Net Income/Loss: From January through June 2003, COPEL recorded net income of R$ 266.1 million, or R$ 0.97 per lot of 1,000 shares.

–    Market Expansion: In the first six months of 2003, total power consumption throughout COPEL’s direct distribution area, including consumption by unregulated customers, amounted to 9,279 GWh, representing an increase of 0.7% over the first half of 2002, due mostly to the significant expansion rates recorded by the commercial (4.6%) and rural (2.8%) customer segments.

–    Supply Rates: Under ANEEL Resolution no. 284, dated June 23, 2003 and effective on June 24th, COPEL Distribution was granted an average rate increase of up to 25.27%. The higher rates, however, will only apply overdue customers at this time.

–    Corporate restructuring: On June 30, 2003, COPEL’s Board of Officers approved the Company’s new structure. To become effective, the plan must still be approved by the Board of Directors and also at a Special Shareholders’ Meeting.

–    Renegotiation of agreements: The new management has begun the renegotiation of some power purchase agreements, particularly those with Itiquira, CIEN and the Araucária Thermal Power Plant.

–    Itiquira Agreement: On July 30, 2003, COPEL concluded the renegotiation of its power purchase agreement with the Itiquira Hydroelectric Power Plant, signed in 1999.

The facility, located in the State of Mato Grosso and owned by Tosli Acquisitions, a company controlled by NRG Energy from the U.S., began operations in October 2002 with 156 MW of installed capacity and an average 107 MW of assured energy.

The new terms of the agreement are favorable for COPEL. The main changes are:

a) the price for Itiquira power was cut by approximately 20%;

b) pending bills since January 2003 were renegotiated so COPEL will only have to pay one-third of the outstanding amounts;

c) COPEL will now be entitled to 107MW/year of assured energy from Itiquira for 11 years.

–    CIEN Agreement: In December 1999, the Company had signed two power purchase agreements (for 400 MW each) with Argentina’s CIEN. On May 1, 2002, CIEN’s first supply line (400 MW) began commercial operation. The second line, which should supply COPEL with an additional 400 MW, became operational on August 1, 2002. Since January 2003, COPEL’s new management team has withheld payments under these contracts and began renegotiating them.

On August 18, 2003, COPEL and CIEN signed an agreement resulting from the renegotiation of the power purchased contracts.

The main stipulations of the agreement are:

a) 50% of each contract (400 MW) shall remain in effect until December 2009;

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b) the agreement cancels the bills that were not paid from 2002 and 2003. No claims will be accepted;

c) power rates shall be set in the Brazilian currency, including transport fees;

d) the new contract shall be established in terms that might be approved by ANEEL;

e) COPEL disbursements in 2003 for the purchase of 400 MW is estimated at R$312 million, of which R$ 249 million is for purchased of energy and R$ 63 million is for contract charges and cautions;

f) the reversal carried out by COPEL in the first half of 2003 has resulted in a net amount of R$ 246 million before taxes. This total reflects the reversals of amounts recorded in 2002 and in the first half of 2003 under the line item “purchase of firm capacity” plus the cost of the related power transmission;

g) The amount recorded as “purchase of firm capacity” is thereby reduced to R$ 107.6 million, which corresponds to R$197.5 million (50% of the yearly power cost) less the amount of R$ 89.9 million accounted under the same line item in 2002; and

h) the terms of this settlement shall be reassessed by the parties in October 2005.

–    Araucária Thermal Power Plant: In May 2000, COPEL signed a power capacity purchase agreement with the Araucária Thermal Power Plant for 485 MW. In January 2003, the Company started renegotiating it. However, negotiations were suspended as UEG Araucária notified COPEL of its appeal for arbitration to the Chamber of International Trade in Paris. To safeguard its rights, COPEL filed for an injunction asking for the suspension of the arbitration procedures, which was granted by a court of law in Paraná.

UEG Araucária then filed an appeal to nullify the injunction obtained by COPEL. On June 25, 2003, the Paraná Supreme Court upheld the injunction granted to COPEL.

This injunction relieves COPEL of the duty to submit a defense before the French court in order to avoid being declared in default on account of its suspending payments to UEG Araucária. In the meantime, the Brazilian courts will review the Company’s request for nullification of the contractual provision establishing that any pending issues between the parties should be submitted to an arbitration chamber in Paris.

Based on outside legal counsel, COPEL decided to stop accruing amounts in connection with Araucária capacity and to reverse, in the second quarter of 2003, the provisions that had already been made (R$ 70.4 million).

–    Subsequent Events: the Company is hedging its Eurobond debt in the amount of US$ 150 million due on May 2, 2005.

This operation consists of exchanging exposure to the U.S. dollar exchange rate for exposure to domestic currency variations; 100% of the exchange rate variation will be replaced by a percentage of the interbank deposit rate.

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Market Expansion

From January through June 2003, total power consumption throughout COPEL’s direct distribution area and free customers amounted to 9,279 GWh, representing an increase of 0.7% over the same period last year. This consumption growth reflects the significant expansion rates recorded in some segments: commercial (4.6%)—caused by the establishment of several hypermarkets throughout the State and rural (2.8%)—due to bigger crop production and new connections in the rural class. Industrial class decreased due to the loss of large customers as a result of economic factors.

COPEL’s total customers as of June 30, 2003 reached 3,053,761—a 2.8% increase when compared to the same period of the previous year.

CONSUMPTION BY CLASS

In GWh

Classe	1H 2003	1H 2002%

Residential	2,204	2,166	1.7

Industrial	3,535	3,698	(4.4)

Commercial	1,442	1,378	4.6

Rural	635	618	2.8

Other	836	815	2.6

Subtotal	8,652	8,676	(0.3)

Free customers out of the State of Paraná (industrial)	627	543	15.5

Total	9,279	9,219	0.7

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Revenues

Net revenues reached R$ 1,397.1 million, compared to the R$ 1,251.0 million reported in same period of 2002. This 11.7% growth reflects the 10.96% increase in retail tariffs effective June 24, 2002 and the 0.7% growth in consumption.

GROSS REVENUE

(R$ thousands)

Revenues	1H2003	1H2002	% change

Residential	653,392	575,237	13.6

Industrial	587,956	474,727	23.9

Commercial	353,463	300,085	17.8

Rural	82,358	69,083	19.2

Other classes	147,599	124,410	18.6

Total Retail	1,824,768	1,543,543	18.2

Supply	87,902	99,540	(11.7)

Use of Transmission Lines	42,945	55,842	(23.1)

Telecom	15,984	17,508	(8.7)

Other	36,522	30,474	19.8

Total	2,008,121	1,746,907	15.0

*	(with ICMS tax)

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Expenses

At the end of June 30, 2003, total operating expenses reached R$ 1,182.3 million, a 33.9% increase over the same period of last year (R$882.7 million). The main reasons for this increase are:

ð	The 13.7% increase in “personnel” and “pension funds” expenses basically reflecting the payroll adjustment that occurred in October 2002 (9%) and the accounting provisions for labor suits.

ð	The increase in material that reflects the purchase of gas in the amount of R$ 87.5 million. Based on outside legal counsel, COPEL decided to stop accruing amounts in connection with Araucária capacity and to reverse, in the second quarter, the provisions that had already been made (R$ 70.4 million).

ð	The 37.2% increase in “electricity purchased for resale” mainly reflects the purchase of energy from ITAIPU (R$ 194.1 million) and from CIEN (R$ 107.6 million), and was higher during the quarter because the energy is priced in dollars.

ð	The reversal carried out by COPEL in the first half of 2003 has resulted in a net amount of R$ 246 million before taxes. This total reflects the reversals of amounts recorded in 2002 and in the first half of 2003 under the line item “purchase of firm capacity” plus the cost of the related power transmission.

ð	The 23.0% increase in “charges for the use of transmission lines” was due to the tariff readjustment granted under Aneel Resolution no. 358, dated June 28, 2002 for the use of the power transmission facilities within the Basic Network of the Interconnected System.

ð	The increase in “regulatory charges” which accounted for: CCC (R$ 73.6 million), Compensation for the use of water resources (R$ 24.8 million), Aneel taxes (R$ 3.3 million) and CDE quote (R$ 12.6 million).

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ð	Other operating expenses reached R$49.7 million. This increase, if compared to the first semester 2002, is mainly due to:

•	The increase in insurance costs mainly from the Araucária power plant in the amount of R$ 13.3 million;

•	The provision for allowance for doubtful accounts with amounted to R$ 18.4 million;

•	The recovery of expenses was R$ 6.5 million higher than in the first semester 2002.

R$ thousands

Operating Expenses	1H2003	1H2002	% change

Personnel	173,710	141,579	22.7

Pension plan and other benefits	52,076	56,990	(8.6)

Materials and supplies	113,970	20,687	450.9

Third-party services	76,895	73,296	4.9

Energy purchased for resale	365,595	266,453	37.2

Transmission of electricity purchased	8,743	7,146	22.3

Use of transmission system	82,234	66,830	23.0

Depreciation and amortization	145,113	140,783	3.1

Regulatory charges	114,290	81,105	40.9

Other expenses	49,651	27,801	78.6

Total	1,182,277	882,670	33.9

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EBITDA

EBITDA reached R$ 359.9 million, a 29.3% decrease compared to the R$ 509.1 million reported in the first half of 2002.

Financial Results

The increase in financial results, compared to the first half of 2002, mainly reflects the appreciation of the Real when compared to the US dollar (18.7% accrued from January to June 2003).

Operating Results

The operating results reached R$ 416.0 million, a 170.3% increase over the same period of last year.

Net Result

COPEL’s net income was R$ 266.1 million for the first half of 2003, mostly due to the write off of Araucária and CIEN provisions and the positive financial results from the real appreciation.

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Balance Sheet and Capex (Assets)

As of June 30, 2003, COPEL’s total assets were R$ 8,812.5 million.

Capital expenditures for the first half of 2003 amounted to R$ 123.3 million. Of this amount, R$ 4.9 million was invested in power generation, R$ 23.7 million in transmission, R$ 62.5 million in distribution, R$ 5.7 million in telecom and R$ 26.5 million in partnerships.

Balance Sheet (Liabilities)

COPEL’s debt amounted to R$ 1,954.3 million, with a net debt-to-equity ratio of 39.1%.

COPEL’s net equity is R$ 4,992.2 million, representing R$ 18.24 per lot of 1,000 shares, and is 2.8% lower than the amount accounted for on June 2002.

DEBT PROFILE

R$ 1,000

FOREIGN CURRENCY	Short Term	Long Term	Total

EUROBONDS	6.884	430.800	437.684

BID	31.059	186.224	217.283

NATIONAL TREASURY	11.659	167.378	179.037

ELETROBRÁS	4	86	90

BANCO DO BRASIL S/A	6.606	32.646	39.252

TOTAL	56.212	817.134	873.346

DOMESTIC CURRENCY	Short Term	Long Term	Total

ELETROBRÁS	41.752	386.819	428.571

BNDES	5.092	7.549	12.641

DEBENTURES	32.073	596.600	628.673

FINEP	1.317	—	1.317

TURNKEY	782	—	782

PENSION FUND	6.058	—	6.058

OTHER	1.124	1.744	2.868

TOTAL	88.198	992.712	1.080.910

TOTAL	144.410	1.809.846	1.954.256

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1.    Operational and Financial Highlights

(As of June 30, 2003)

Generation

Number of power plants: 18 (17 hydroplants and 1 thermal plant)

Total installed capacity: 4,550 MW

Number of automated power plants: 10

Number of step up substations: 12

Number of automated step up substations: 10

Transforming capacity: 5,004 MVA

Transmission

Transmission lines: 6,818 km

Number of substations: 124

Number of automated substations: 124

Transforming capacity: 14,727 MVA

Distribution

Distribution lines: 163,892 km

Number of substations: 226

Number of automated substations: 143

Transforming capacity: 1,333 MVA

Number of consumers: 3,053,761

DEC (outage duration by consumer): 7:12 hours

FEC (outage frequency by consumer): 6.82 outages

Telecom

OPGW optical cables: 2,800 km

Self-sustained optical cables: 1,200 km

Served cities: 65

Number of clients: 147

Administration

Number of employees: 5,841

Consumer/employee ratio in the distribution branch is 762

Financial

Book Value: R$ 18.24/ per lot of one thousand shares

EBITDA: R$ 359.9 million

Liquidity: 1.19

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2.    Tariffs

(R$/MWh)

TARIFFS	June 2003	June 2002	% change

Retail	147.19	130.51	12.8

Supply to small power utilities	68.19	55.46	23.0

Itaipu (purchase) *	91.77	103.69	(11.5)

(*)	Furnas transmission tariff included

RETAIL TARIFFS (R$/MWh)

TARIFFS	June 2003	June 2002	% change

Residential	205.94	194.41	5.9

Industrial	109.23	90.44	20.8

Commercial	175.96	160.69	9.5

Rural	124.20	111.68	11.2

Other	129.73	118.27	9.7

Total Retail	147.19	130.51	12.8

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3.    Energy Flow (GWh)

Own Generation	9,470

Purchased Energy	5,007

Itaipu	2,762

Ande	177

CIEN	1,694

Other	444

COPEL’s Total Available Power	14,547

State Demand	8,883

Retail	8,652

Wholesale	231

Free Customers	627

Initial Supply Contracts	53

Bilateral Contracts	1,177

Other	3,000

Losses	807

4. Shareholder Structure (Millions of shares)

As of June 30, 2003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA—COPEL

Date: August 20, 2003	By:	/s/ Ronald Thadeu Ravedutti
Name: Ronald Thadeu Ravedutti Title: Principal Financial Officer